Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Algoma Steel Announces Court Decision on Date of Special Meeting,
    Fourth Quarter Shipments, and Redemption of 11% Notes

    TSX Symbol: AGA

    SAULT STE. MARIE, ON, Jan. 9 /CNW/ - Algoma Steel Inc. today released updated information respecting the Court's decision with respect to the date of the special meeting to consider the Paulson proposal, shipments in the fourth quarter, and the redemption of the 11% Notes.

    Court Decision Re. Special Meeting
    ----------------------------------

    The Ontario Superior Court of Justice has rejected an application by
Paulson & Co. Inc. to change the date for the meeting of Algoma's shareholders to consider the resolutions requisitioned by U.S. based hedge-fund Paulson.
The date of the meeting remains March 22. Paulson is seeking to replace the majority of Algoma's Board of Directors and have a new board consider substantial distributions of Algoma's capital.
    Algoma's Board called a shareholders' meeting for March 22 in response to
Paulson's requisition. The Algoma Board chose that date in order to allow time for Algoma to seek a ruling from the Canadian Revenue Agency clarifying the tax consequences to Algoma and its shareholders in the novel structure proposed by Paulson. Paulson had asked the Ontario Court to rule that the meeting be held February 22.
    Ben Duster, Chairman of Algoma's Board of Directors, stated, "We are pleased that Algoma's shareholders will be able to vote on Paulson's proposals with the necessary information. Aside from the general issue as to the impact on Algoma and its prospects of the significant cash distribution Paulson has proposed during an uncertain time in the steel industry, there is a particular risk in implementing a novel tax restructuring without clarity on the tax consequences for Algoma and its shareholders. The Court's ruling helps ensure that Algoma's shareholders will have the information they reasonably require to form a reasoned judgment on the business to be considered at the requisitioned meeting."
    Mr. Duster also stated, "Since Algoma emerged from creditor protection in
January 2002, its Board and management have been focused on shareholder value and have delivered results. We have stated several times that this Board is mindful of our obligation to shareholders to maximize value, and we have acted on that obligation. In addition to the ongoing optimization of the existing operation, since February 2005, we have been actively exploring a number of opportunities, including possible mergers, a sale of the Company, and other business combinations. We are continuing our efforts in this regard."

    Fourth Quarter Shipments
    ------------------------

    Shipments were higher than expected in the fourth quarter at 582,000 tons compared to guidance provided in the third quarter conference call of 540,000 to 550,000 tons. The increase reflects strong demand conditions and higher production levels in the quarter versus the previous quarter including a monthly and quarterly record on the Direct Strip Production Complex (DSPC).
Production on the DSPC in November was 167,600 tons (previous record was
153,500 tons) and production in the quarter was 465,000 tons, exceeding the previous record of 427,000 tons realized in the fourth quarter of 2004.

    11% Notes
    ---------

    The redemption of the 11% Notes was completed on January 3, 2006 with a cash outlay of approximately $153 million ($132 million U.S.).
    The full financial results for the fourth quarter are expected to be released on February 8, 2006.

    Algoma Steel Inc. is an integrated steel producer based in Sault Ste.
Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled steel and plate.

    Certain statements made in this News Release are forward-looking statements that involve risks and uncertainties. These forward-looking statements reflect the Company's best judgment based on current information, and although the Company bases these statements on circumstances that it believed to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the results and expectations discussed herein. All statements other than statements of historical facts included in this News Release are forward-looking statements. All forward-
looking statements speak only as of the date of this News Release. Algoma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

    %SEDAR: 00001257E          %CIK: 0000943945

    /For further information: Company Contact: Glen Manchester, Vice
President - Finance and Chief Financial Officer, Phone: (705) 945-2470,
Email: gmanches(at)algoma.com/
    (AGA.)

CO:  Algoma Steel Inc.

CNW 19:26e 09-JAN-06